1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: July 18, 2019	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

Tsmc 2019 Second Quarter Earnings Conference July 18, 2019 © 2019 TSMC, Ltd Open Innovation Platform ®

Agenda tsmc TSMC Property Welcome Elizabeth Sun 2Q19 Financial Results and 3Q19 Outlook Lora Ho Key Messages Lora Ho C.C. Wei Q&A © 2019 TSMC, Ltd Open Innovation Platform ®

Safe Harbor Notice tsmc TSMC Property TSMC’s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. Information as to those factors that could cause actual results to vary can be found in TSMC’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 17, 2019 and such other documents as TSMC may file with, or submit to, the SEC from time to time. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise. © 2019 TSMC, Ltd Open Innovation Platform ®

Statements of Comprehensive Income tsmc TSMC Property Selected Items from Statements of Comprehensive Income 2Q19 2Q19 2Q19 2Q19 1Q19 2Q18 over over (In NTS billions unless otherwise noted) Guidance 1Q19 2Q18 Net Revenue (US$ billions) 7.75 7.55-7.65 7.10 7.85 +9.2% -1.4% Net Revenue 241.00 218.70 233.28 +10.2% +3.3% Gross Margin 43.0% 43. 0% -45.0% 41.3% 47.8% +1.7 ppts -4.8 ppts Operating Expenses (27.17) (26.02) (26.44) +4.4% +2.7% Operating Margin 31.7% 31.0% - 33.0% 29.4% 36.2% +2.3 ppts -4.5 ppts Non-Operating Items 4.25 3.91 3.16 +8.3% +34.3% Net Income to Shareholders of the Parent Company 66.77 61.39 72.29 +8.7% -7.6% Net Profit Margin 27.7% 28.1% 31.0% -0.4 ppt -3.3 ppts EPS (NT Dollar) 2.57 2.37 2.79 +8.7% -7.6% ROE 16.2% 14.4% 18.7% +1.8 ppts -2.5 ppts Shipment (Kpcs, 12”-equiv. Wafer) 2,308 2,205 2,674 +4.7% -13.7% Average Exchange Rate--USD/NTD 31.11 30.85 30.82 29.71 +0.9% +4.7% * Diluted weighted average outstanding shares were 25,930mn units in 2Q19.** ROE figures are annualized based on average equity attributable to shareholders of the parent company. © 2019 TSMC, Ltd Open Innovation Platform ®

2Q19 Revenue by Technology

TSMC Property


0.15/0.18um
8%
0.11/0.13um
2%
0.25um and above
2%
90nm
3%
65nm
8%
7nm
21%
40/45nm
11%
28nm
18%
16nm
23%
10nm
3%
20nm
1%


16nm and Below Revenue
150
100
50
-
Revenue (NT$B)
1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19
16nm
10nm
7nm

© 2019 TSMC, Ltd

Open Innovation Platform®

2Q19 Revenue by Platform tsmc TSMC Property Automotive DCE 5% 6% Others loT Growth rate by Platform (QoQ) +5% +23%+ 15% +3% DCE Others Smartphone HPC loT Automotive -3% -2% IoT 8% Automotive 5% DCE 6% Others 4% © 2019 TSMC, Ltd Open Innovation Platform ®

Balance Sheets & Key Indices tsmc TSMC Property Selected Items from Balance Sheets 2Q19 1Q19 2Q18 (in NT$ billions) Amount % Amount % Amount % Cash & Marketable Securities 764.62 34.1% 760.25 34.7% 748.92 36.5% Accounts Receivable 116.13 5.2% 106.74 4.9% 88.20 4.3% Inventories 108.23 4.8% 108.68 5.0% 99.03 4.8% Long-term Investments 29.31 1.3% 30.04 1.4% 28.83 1.4% Net PP&E 1,142.87 51.0% 1,107.65 50.6% 1,034.27 50.4% Total Assets 2,239.34 100.0% 2,187.44 100.0% 2,053.41 100.0% Current Liabilities 622.26 27.8% 378.27 17.3% 463.00 22.5% Long-term Interest-bearing Debts 35.30 1.6% 35.30 1.6% 83.40 4.1% Total Liabilities 684.92 30.6% 443.92 20.3% 562.78 27.4% Total Shareholders’ Equity 1,554.42 69.4% 1,743.52 79.7% 1,490.63 72.6% Key Indices A/R Turnover Days 42 49 38 Inventory Turnover Days 76 79 74 Current Ratio (x) 1.6 2.6 2.1 Asset Productivity (x) 0.9 0.8 0.9 * Total outstanding shares were 25,930mn units at 6/30/19. ** Asset productivity = Annualized net revenue / Average net PP&E © 2019 TSMC, Ltd Open Innovation Platform ®

Cash Flows tsmc TSMC Property (In NT$ billions) 2Q19 1Q19 2Q18 Beginning Balance 645.67 577.81 577.78 Cash from operating activities 117.76 152.67 129.77 Capital expenditures (116.35) (75.94) (59.68) Short-term loans 1.06 (12.26) (27.97) Investments and others 1.56 3.39 12.33 Ending Balance 649.70 645.67 632.23 Free Cash Flow(1) 1.41 76.73 70.09 (1) Free cash flow = Cash from operating activities - Capital expenditures © 2019 TSMC, Ltd Open Innovation Platform ®

3Q19 Guidance tsmc TSMC Property Based on our current business outlook, management expects: Revenue to be between US$ 9.1 billion and US$ 9.2 billion And, based on the exchange rate assumption of 1 US dollar to 31.0 NT dollars, management expects: Gross profit margin to be between 46% and 48% Operating profit margin to be between 35% and 37% © 2019 TSMC, Ltd Open Innovation Platform ®

Recap of Recent Major Events tsmc TSMC Property TSMC Sets September 19 as Ex-Dividend Date, September 25 as the record date and October 17 as the distribution date for First Quarter 2019 Cash Dividend ( 2019/07/09 ) Ambiq Micro Achieves World-Leading Power Consumption Performance with TSMC 40ULP Technology ( 2019/07/02 ) TSMC Research Highlighted at 2019 Symposia on VLSI Technology & Circuits ( 2019/06/06 ) TSMC Shareholders Approve 2018 Cash Dividend of NT$8 and By-Elect Mr. Moshe N. Gavrielov as an Independent Director; Board of Directors Approve NT$2 Cash Dividend for 2019 Q1 ( 2019/06/05 ) TSMC Strengthens OIP Cloud Alliance with New Partner and New Solution Enablement ( 2019/04/26 ) TSMC Celebrates 25th Anniversary of the North American Technology Symposium ( 2019/04/23 ) Please visit TSMC’s website (http://www.tsmc.com) and Market Observation Post System (http://mops.twse.com.tw) for details and other announcements © 2019 TSMC, Ltd Open Innovation Platform ®

tsmc TSMC Property http://www.tsmc.com invest@tsmc.com © 2019 TSMC, Ltd Open Innovation Platform ®